Mail Stop 3010

March 24, 2010

Ms. Jennifer Barbetta
Managing Director and Chief Financial Officer
Goldman Sachs Hedge Strategies LLC
One New York Plaza
New York, NY 10004

> **Re:** **Goldman Sachs Hedge Fund Partners, LLC**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31 and June 30, 2009**
> **File No. 0-50723**

Dear Ms. Barbetta:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant